Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

APRIL 23, 2009

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	3
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	4
MANAGEMENT INFORMATION CIRCULAR	5
GENERAL PROXY INFORMATION	5
Solicitation of Proxies	5
Quorum	5
Voting Shares and Principal Holders Thereof	5
Q&A on Proxy Voting	5
PARTICULARS OF MATTERS TO BE ACTED UPON	8
Financial Statements	8
Election of Directors	8
Approval of the Appointment of Auditors	19
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19
Reports of Board Committees	20
EXECUTIVE COMPENSATION	25
Compensation Discussion and Analysis	25
Compensation Discussion & Analysis	25
Performance Graph	33
Summary Compensation Table for Named Executive Officers	35
Summary Compensation Table for Named Executive Officers - Narrative Description	36
Currencies	36
Officers Who Also Act as Directors	36
Incentive Plan Awards	37
Outstanding Share-based Awards and Option-based Awards	37
Incentive Plan Awards – Value Vested or Earned During the Year	38
Incentive Plan Awards - Narrative Description	38
Director Compensation	39
Director Compensation Table for 2008	39
Director Compensation Table - Narrative Description	40
Securities Authorized for Issuance Under Equity Compensation Plans	42
Equity Compensation Plan Information	42
Indebtedness of Directors and Officers	42
Directors' and Officers' Insurance	43
Interests of Informed Persons and Others in Material Transactions	43
Interest of Certain Persons in Matters to be Acted Upon	43
Normal Course Issuer Bid	43
APPROVAL	43
OTHER MATTERS	43
ADDITIONAL INFORMATION	44
SCHEDULE "A" Corporate Governance Procedures	A-1
SCHEDULE "B" Mandate of the Board of Directors	B-1

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. (the "Corporation" or "KFSI") at our next annual general meeting, which convenes at 11:00 a.m. (Toronto time) on April 23, 2009, at the Design Exchange, 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. We have commenced a major transformation of the Corporation to return it to profitability. This occasion is your opportunity to receive a first-hand account of Kingsway's plans for the future. 2008 has been a difficult year for KFSI.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you on April 23, 2009 in Toronto.

Sincerely,
W. Shaun Jackson                                                                                                                     March 16, 2009
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Kingsway Financial Services Inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, April 23, 2009 at 11:00 a.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ending December 31, 2008 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To approve the appointment of KPMG LLP as the auditors of the Corporation for the fiscal year ending December 31, 2009; and

4.	To transact such other business as may properly come before the Meeting, and any postponements or adjournments thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 11:00 a.m. (Toronto time) on April 21, 2009. The proxy voting cut-off may be waived by the Chairman at his discretion without notice.

By Order of the Board

David H. Atkins
Non-Executive Chairman
of the Board

Toronto, Ontario
March 16, 2009

 KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

Note:  Dollar amounts in this Management Information Circular are in Canadian dollars except as otherwise indicated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the "Corporation" or "KFSI") for use at the annual general meeting (the "Meeting") of shareholders of the Corporation (the "shareholders") to be held on Thursday, April 23, 2009 at 11:00 a.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting").

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying proxy are being mailed on or about March 27, 2009.

Quorum

A quorum is required in order for the Meeting to be properly constituted. Twenty-five percent (25%) of the common shares in the capital of the Corporation ("Common Shares" or "Shares") must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 16, 2009, 55,068,528 Common Shares were outstanding and entitled to vote at the Meeting. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol KFS.

As of March 16, 2009, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares of the Corporation.

All information is as at March 16, 2009, unless otherwise indicated.

Q&A on Proxy Voting

Q:             What am I voting on?

A:
Shareholders are voting on the following: (i) the election of directors to the board of directors of the Corporation (the "Board") for 2009; and (ii) the approval of the appointment of the auditor of the Corporation for 2009.

Q:	Who is entitled to vote?

A:
Shareholders as of the close of business on March 16, 2009 (the "Record Date") are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question "What if ownership of shares has been transferred after March 16, 2009?" to determine how you may vote such shares.

Q:             How do I vote?

A:
If you are a registered shareholder there are a number of ways you can vote your Shares - you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. In addition, you may vote your shares by telephone or on the internet in the manner described in the enclosed form of proxy. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?"

Q:             What if I plan to attend the Meeting and vote in person?

A:
If you are a registered shareholder and plan to attend the meeting on April 23, 2009 and wish to vote your Shares in person at the Meeting, do not complete or return the form of proxy. When you arrive to vote in person at the Meeting, please register with the transfer agent, Computershare Investor Services Inc. Computershare will remove your vote from the proxy tabulation and your vote will be counted in person. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?" for voting instructions.

Q:             Who is soliciting my proxy?

A:
The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Investor Services Inc.

Q:             What happens if I sign the form of proxy enclosed with this Circular?

A:
Signing the enclosed form of proxy gives authority to W. Shaun Jackson President and Chief Executive Officer of the Corporation, or failing him, Shelly Gobin, Senior Vice President and Chief Financial Officer of the Corporation, respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:             Can I appoint someone other than these representatives to vote my shares?

A:
Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Q:             What do I do with my completed proxy?

A:
Return it to the Corporation's transfer agent, Computershare Investor Services Inc., in the envelope provided, at Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775, so that it arrives no later than 11:00 a.m. (Toronto time) on April 21, 2009. This will ensure that your vote is recorded. The proxy voting cut-off may be waived by the Chairman at his discretion without notice.

Q:             How will my shares be voted if I give my proxy?

A:
On the form of proxy, you can indicate how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular issue, then your proxyholder must vote your Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit. In the absence of such directions, however, your Shares will be voted in favour of the election of directors to the Board and the approval of the appointment of auditors.

Q:             If I change my mind, can I take back my proxy once I have given it?

A:
Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the head office of the Corporation no later than 11:00 a.m. (Toronto time) on April 21, 2009 or to the Secretary on the day of the Meeting, April 23, 2009, or any adjournment or postponement of the Meeting, prior to the time of voting. The proxy voting cut-off may be waived by the Chairman at his discretion without notice.

Q:             What if amendments are made to these matters or if other matters are brought before the Meeting?

A:
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:             How many shares are entitled to vote?

A:	As of March 16, 2009, there were 55,068,528 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 16, 2009.

Q:             What if ownership of shares has been transferred after March 16, 2009?

A:
The person who acquired such shares after March 16, 2009 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation, no later than 11:00 a.m. (Toronto time) on April 13, 2009, that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:             How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:             Who counts the votes?

A:
The Corporation's transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:             If I need to contact the transfer agent, how do I reach them?

A:             You can contact the transfer agent as follows:

by mail:	by telephone:
Computershare Investor Services Inc. Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-564-6253 - all other countries (416) 981-9633 or by email: service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:
There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

If you wish to attend and vote your shareholdings at the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

Shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2008 together with the auditor's report thereon.

Election of Directors

The Board is a variable board consisting of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board currently be set at nine.

Five of the nine nominees are currently members of the Board and have been since the dates indicated in their respective profiles set out below. William R. Andrus, Peter G. Copestake, Terence M. Kavanagh and Robert G. Cassels are first time nominees to the Board. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth on the following pages.

In 2009, the Board adopted a "Majority Election of Directors Policy" that provides that a director nominee who does not receive a majority (50% +1) of "for" votes in favour of their election in an uncontested election will be required to immediately submit their resignation to the Audit Committee. The Audit Committee must make a recommendation to the Board to accept or reject the resignation and the Board must act on the Audit Committee's recommendation within 90 days of the Meeting.

Information set out below is as of March 16, 2009, unless otherwise indicated. Total compensation paid to those individuals who were directors of the Corporation for the fiscal year ended December 31, 2008 is set out in the section entitled "Executive Compensation - Director Compensation Table" of this Circular.

William R. Andrus Age: 59 Residence: Brampton, Ontario Director Since: Nominee Independent (2)
William R. Andrus is the President of Hartford Consulting Services, Inc., an insurance consulting firm advising on a wide range of insurance issues including mergers and acquisitions. He has an actuarial background and has served in a variety of positions with several companies including Canadian General Ins. Co., the Wyatt Company, Fairfax Financial and Connor Clark, Ltd. He earned his undergraduate degree in mathematics from the University of Waterloo and is an Associate of the Casualty Actuarial Society.
Areas of Expertise Insurance industry Finance Actuarial Accounting
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	N/A	N/A
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
Nil	Nil	Nil	Nil	Nil	Nil	5,000 by April 2014	N/A
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

Robert G. Cassels Age: 54 Residence: Toronto, Ontario Director Since: Nominee Independent (2)
Robert G. Cassels is the chairman of Cassels Investment Management, Inc. an investment counselor for high net worth individuals and institutions.  His career includes service as Head of Equity Investments for TD Bank and extensive experience in venture capital, mergers and acquisitions for medium and large companies.  He is currently chair of the Trinity College Board of Trustees and he has served as a guest lecturer in the Univ. of Toronto MBA Program and at Osgoode Hall in their joint MBA/LLB Program.  Rob received his BS from University of Toronto and his MBA from the University of Western Ontario.

Areas of Expertise Investment Management Enterprise leadership
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	Zenon Environmental Inc. (TSX)	2005 - 2006
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
10,286	29,007	Nil	Nil	10,286	$29,007	5,000 by April 2014	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

Peter G. Copestake Age: 54 Residence: Kingston, Ontario Director Since: Nominee Independent (2)
Peter G. Copestake currently serves as the Executive in Residence at the Queens University School of Business.  He also serves as a corporate director and as a consultant to business as well as academic and government organizations globally.  He has extensive regulatory and management experience with the Government of Canada, the Bank of Montreal, Canadian Imperial Bank of Commerce and most recently as Senior Vice President and Global Treasurer of Manulife Financial Corp.  His undergraduate degree is from Queens and he has an MBA from Dalhousie in Halifax.
Areas of Expertise Insurance Industry Corporate Governance Finance
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	N/A	N/A
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
5.000	14,100	Nil	Nil	5,000	$14,100	5,000 by April 2014	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

Walter E. Farnam Age: 67 Residence: Newtown Square, Pennsylvania, United States of America Director Since: 2005(1) Independent(2)
Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America. Mr. Farnam is currently a Chair of the board of directors of Crozer-Keystone Health System, a not for profit organization.
Areas of Expertise Accounting Finance Insurance industry
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Audit Committee Compensation Committee	12/12 7/7 6/6	100% 100% 100%	NIL
Shareholdings / DSU holdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs (6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
5,000	14,100	1,809	5,102	6,809	$19,202	5,000	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	NIL
Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	NIL
Feb 20, 2008	Feb 20, 2013	5,000	$13.47	5,000	NIL
TOTALS:	-	15,000	-	15,000	NIL

Terence M. Kavanagh Age: 54 Residence: Toronto, Ontario Director Since: Nominee Independent (2)
Terence M. Kavanagh has, since 1997, served as President and a Director of Oakmont Capital Inc., a Toronto-based private investment company. Prior to co-founding Oakmont Capital, Mr. Kavanagh’s previous experience includes managing the Brentwood Pooled Investment Fund, a North American based investment fund, and managing a number of family-owned operating businesses in the real estate, property management and building services industries. Mr. Kavanagh was previously an investment banker in New York and Toronto with The First Boston Corporation and Lehman Brothers. He holds a Bachelor of Law degree from The University of Western Ontario, and an M.B.A. from the Tuck School of Business at Dartmouth College.
Areas of Expertise Investment Enterprise leadership
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	N/A	N/A
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
3,548,500	10,006,770	Nil	Nil	3,548,500	$10,006,770	5,000 by April 2014	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

J. Brian Reeve Age: 52 Residence: Toronto, Ontario Director Since: 2002(1) Independent(2)
J. Brian Reeve has, since 1989, been a partner at Cassels Brock & Blackwell LLP, a Toronto law firm, where he specializes in the regulation and corporate governance of insurance companies, and is currently the Practice Group leader of the Financial Services Group. He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being chief agent in Canada for a number of foreign insurers.
Areas of Expertise Legal Insurance industry
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Nominating Committee	11/12 5/5	92% 100%	NIL
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs (6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
80,000	225,600	35,786	100,916	115,786	$326,516	5,000	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
Feb 21, 2002	Feb 21, 2012	2,000	$19.66	2,000	NIL
Feb 10, 2003	Feb 10, 2013	5,000	$13.53	5,000	NIL
Feb 12, 2004	Feb 12, 2009	5,000	$15.19	5,000	NIL
Feb 14, 2005	Feb 14, 2010	5,000	$19.70	5,000	NIL
Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	NIL
Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	NIL
Feb 20, 2008	Feb 20, 2013	5,000	$13.47	5,000	NIL
TOTALS:	-	32,000	-	32,000	NIL

Spencer L. Schneider Age: 49 Residence: New York City, New York, United States of America Director Since: 2009(1)(11) Independent(2)
Spencer L. Schneider, J.D., is engaged in the private practice of law in New York, New York. Mr. Schneider's opened his law firm in 1989 and practices law primarily in the areas of corporate law, securities law, litigation, work-outs, and real estate. Mr. Schneider is a member of the Bar of the State of New York. He has been a director of the American Physicians Capital, Inc., a Michigan based insurance carrier, since February 2002, where he is Chair of the governance committee and a member of the audit committee.
Areas of Expertise Legal
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	American Physicians Capital, Inc. (NASDAQ)	2002 - Present
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
6,000	16,920	936	2,638	6,936	$19,558	5,000 by January 2014	✓
Options(8) (12):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

John F. (Jack) Sullivan Age: 75 Residence: Seattle, Washington, United States of America Director Since: 2005(1) Independent(2)
John F. (Jack) Sullivan earned a Bachelor of Commercial Science from Seattle University and attended the Management Training Course of The University of Western Ontario School of Business in London, Ontario, Canada. During his career, Mr. Sullivan has held various senior positions in the insurance and reinsurance business in the United States, Canada and Europe. He was President of G.J. Sullivan, Co. in Los Angeles from 1985 to 1992 when he moved to the holding company of the Sullivan Companies as Vice Chairman. He retired from day to day service in 1996 but continues to serve as the non-executive Vice Chair of the Sullivan Companies. Mr. Sullivan also serves on the Board of Directors of Farmers New World Life Insurance Company, a subsidiary of the Farmers Insurance Group.
Areas of Expertise Insurance industry
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
Board of Directors Nominating Committee Investment Committee	11/12 5/5 4/4	92% 100% 100%	NIL
Shareholdings / DSU holdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs (6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
5,660	15,961	12,990	36,633	18,650	$52,594	5,000	✓
Options(8):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
Feb 13, 2006	Feb 13, 2011	5,000	$24.55	5,000	NIL
Feb 12, 2007	Feb 12, 2012	5,000	$23.00	5,000	NIL
Feb 20, 2008	Feb 20, 2013	5,000	$13.47	5,000	NIL
TOTALS:	-	15,000	-	15,000	NIL

Larry G. Swets, Jr. Age: 34 Residence: Illinois, Chicago, United States of America Director Since: 2009(1)(13) Independent(2)
Larry G. Swets, Jr. is Managing Director of Fund Management Group and Managing Director of Itasca Financial., Acting Chief Financial Officer, director of Risk Enterprise Management Ltd. and director of United Insurance Holdings Corp. Before he joined Fund Management Group and its affiliated companies, Mr. Swets, Jr. founded Itasca Financial, an advisory and investment firm focused on insurance companies and financial service firms whose clients include the insurance industry. Prior to his work at Itasca financial, Mr. Swets, Jr. served as an insurance company executive and advisor, including the role of Director of Investments and Fixed Income Portfolio Manager for Kemper Insurance. Mr. Swets, Jr. is a graduate of Valparaiso University, earned a Master’s degree in Finance from De Paul University, and holds the Chartered Financial Analyst designation.
Areas of Expertise Insurance Industry
Board/Committee Membership:	Attendance(3):	Public Board Membership During Last Five Years:
N/A	N/A	N/A	United Insurance Holdings	2007 - Present
Shareholdings:
Common Shares	Value(4)	DSUs	Value(5)	Total Common Shares / DSUs(6)	Total Value of Common Shares / DSUs	Minimum Required (7)	Minimum Met
10,100	28,482	936	2,638	11,036	$31,120	5,000 by January 2014	✓
Options(8) (14):
Date Granted	Expiry Date	Number Granted	Exercise Price	Total Unexercised	Value of Unexercised Options (9)
N/A	-	-	-	-	-
TOTALS:	-	-	-	-	-

(1) "Director Since" refers to the year the Director was first elected to the Board of the Corporation.

(2)   "Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrator National-Instrument 58-101 and section 301 of the Sarbanes-Oxley Act of 2002.

(3) It is the policy of the Corporation that Directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

(4) The Value of the Common Shares is based on the closing price of the Common Shares on the TSX as of March 16, 2009: $2.82.

(5) The value of the DSUs is based on the on the closing price of the Common Shares on the TSX as of March 16, 2009: $2.82.

(6)  "Total Common Shares / DSUs" refers to the number of Common Shares, DSUs and the total number of Common Shares, DSUs  beneficially owned, directly or indirectly, or controlled or directed, as of March 16, 2009.

(7)   All directors of the Corporation are required to hold not less than 5,000 Common Shares and/or DSUs of the Corporation on or before the third anniversary of their election or appointment as a director.

(8) Upon the recommendation of the Compensation and Management Resources Committee, the Board did not award stock options to the directors of the Corporation in February, 2009.

 (9)  "Value of Options Unexercised" is based on the grant date fair value of the award. See Section entitled "Executive Compensation - Summary Compensation Table - Narrative Description" of this Circular for an explanation of the methodology used calculate the grant date fair value, including key assumptions and estimates.

(10)  On November 17, 2004, Robert Cassels entered into a settlement agreement with the Ontario Securities Commission (the "OSC") in respect of an incident that occurred on November 11, 2002.  At the time of such incident, Mr. Cassels was an investment counsel portfolio manager and his firm held stock, on behalf of its clients, with respect to an issuer that was conducting a convertible debenture bought deal financing.  Mr. Cassels was tipped with respect to the bought deal financing and Mr. Cassels contacted his registered representative to discuss a potential sale of the issuer's shares, including whether the bought deal was public and what the market conditions were for the stock.  Mr. Cassels failed to use clear and unambiguous instructions in his communications with his registered representative and, as a result, an illegal, although unintended sale of shares was affected by the registered representative.  Pursuant to the terms of the settlement agreement the following sanctions were ordered: (a) a 30 day suspension of Mr. Cassels' registration; (b) a requirement that Mr. Cassels successfully complete the Conduct and Practices Handbook Course, which course was completed by Mr. Cassels, (c) a reprimand, and (d) a payment of $6,000 towards a portion of the OSC's costs in relation to its investigation and proceeding.  It was accepted by the OSC that a misunderstanding occurred between Mr. Cassels and his registered representative and that Mr. Cassels, although negligent, did not intend to trade on insider information.

   (11)  Mr. Schneider was appointed to the Board on January 7, 2009.

(12)  Mr. Schneider has been granted options to purchase, in the aggregate, 200,000 Common Shares from Stilwell Value Partners III, L.P. ("SVP III") and Stilwell Associates, L.P. ("Associates") pursuant to a Stock Option Agreement made and entered into as of January 7, 2009 (the "Schneider Stock Option Agreement") by and among SVP III, Associates and Mr. Schneider.  The terms and conditions with respect to the exercise of such options, including, among other things, the exercisability of such options, the exercise price for such options and the method of exercising such options, are set out in the Schneider Stock Option Agreement, a copy of which is attached as Exhibit 10 to United States Securities and Exchange Commission Schedule 13D (Amendment No. 8), dated February 18, 2009 filed with the United States Securities Exchange Commission (the "SEC").  A copy of such Stock Options Agreement can be viewed on the SEC's website at http://www.sec.gov/edgar.shtml.

(13) Mr. Swets, Jr. was appointed to the Board on January 7, 2009.

(14)  Mr. Swets, Jr. has been granted options to purchase, in the aggregate, 200,000 Common Shares from SVP III and Associates pursuant to a Stock Option Agreement made and entered into as of January 7, 2009 (the "Swets, Jr. Stock Option Agreement") by and among SVP III, Associates and Mr. Swets, Jr.  The terms and conditions with respect to the exercise of such options, including, among other things, the exercisability of such options, the exercise price for such options and the method of exercising such options, are set out in the Swets, Jr. Stock Option Agreement, a copy of which is attached as Exhibit 11 to United States Securities and Exchange Commission Schedule 13D (Amendment No. 8), dated February 18, 2009 filed with the SEC.  A copy of such Stock Options Agreement can be viewed on the SEC's website at http://www.sec.gov/edgar.shtml.

SUMMARY OF DIRECTOR ATTENDANCE

A summary of the attendance records of each director for all Board and committee meetings is set out below. It is the policy of the Corporation that directors attend all meetings of the Board and its committees on which they sit, unless circumstances make it impossible to do so.

DIRECTORS	BOARD 12 Meetings		BOARD COMMITTEES										Overall Attendance
			Audit Committee 7 Meetings		Compensation Committee 6 Meetings		Nominating Committee 5 Meeting		Investment Committee 4 Meetings		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David H. Atkins (1)	12/12	100	(Chair) 7/7	100	-	-	5/5	100	-	-	12/12	100	24/24	100
John L. Beamish (2)	12/12	100	-	-	6/6	100	-	-	-	-	6/6	100	18/18	100
Walter E. Farnam	12/12	100	7/7	100	(Chair) 6/6	100	-	-	-	-	13/13	100	25/25	100
Thomas A. Di Giacomo (1)	12/12	100	7/7	100	6/6	100	-	-	(Chair) 4/4	100	17/17	100	29/29	100
Robert T.E. Gillespie (3)	12/12	100	-	-	6/6	100	-	-	-	-	6/6	100	18/18	100
W. Shaun Jackson (4)	9/9	100	-	-	-	-	-	-	2/2	100	2/2	100	11/11	100
J. Brian Reeve	11/12	92	-	-	-	-	5/5	100	-	-	5/5	100	16/17	94
John F. (Jack) Sullivan	11/12	92	-	-	-	-	5/5	100	4/4	100	9/9	100	20/21	95
F. Michael Walsh (1) (5) (2008 Chair)	12/12	100	7/7	100	-	-	(Chair) 5/5	100	4/4	100	16/16	100	28/28	100

 (1) Messrs. Atkins, Di Giacomo and Walsh are not standing for re-election.

 (2) Mr. Beamish resigned as a member of the Board on January 8, 2009.

 (3) Mr. Gillespie resigned as a director of the Corporation on February 9, 2009.

 (4) Mr. Jackson was elected as a member of the Board by the shareholders on May 8, 2008 and resigned as a member of the Board on January 7, 2009.

(5) Mr. Walsh was appointed the Non-Executive Chair of the Board on May 8, 2008. On January 13, 2009, Mr. Walsh resigned as the Non-Executive Chair of the Board and Mr. Atkins was appointed as the Non-Executive Chair of the Board in his place.

Approval of the Appointment of Auditors

Management recommends approval of the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation's auditors continuously since 1989.

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, and for the reviews of the Corporation's quarterly financial statements were $4,549,500 in fiscal year 2008 and $4,586,000 in fiscal year 2007.

Audit Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP were $136,200 in fiscal year 2008 and $74,000 in fiscal year 2007. This work primarily includes consultations related to financial accounting and reporting standards, the audit of a subsidiary’s pension plan and French translation services in both 2008 and 2007.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $397,300 in fiscal year 2008 and $208,000 in fiscal year 2007. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in fiscal year 2008 and $2,000 in fiscal year 2007 and these services were related to a subscription for online accounting research.

The Audit Committee Charter provides for the Audit Committee to establish the auditors' fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the "Report of the Audit Committee" in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In 2004, the Audit Committee considered and pre-approved expenditure limits for the Corporation's auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation's auditors to ensure they are consistent with maintaining the auditor's independence. In 2008, all non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the approval of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the approval of the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

The Corporation has adopted a Statement of Corporate Governance Practices which complies with NI 58-101. The Statement of Corporate Governance Practices was amended in March 2009. The Statement of Corporate Governance Practices can be found on the Corporation's website at www.kingsway-financial.com. A detailed description of the Corporation's governance practices is provided in Schedule "A" to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

Reports of Board Committees

REPORT OF THE AUDIT COMMITTEE
The Audit Committee is responsible for the Corporation's financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation's external auditors, internal auditors, actuaries and Chief Financial Officer. Under its charter, the Audit Committee's primary duties and responsibilities are:
•    to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
•    to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;
•    to review the corporate governance practices of the Corporation and recommend any modifications thereto;
•    to monitor the independence and performance of the Corporation's external auditors and the external appointed actuary;
•    to provide an avenue of communication among the external auditors, external actuary, management and the Board; and
•    to review the annual audited financial statements with management and the external auditors.

Charter
In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices. In 2004, the Audit Committee amended its charter following a review thereof in light of the NYSE Provisions. In 2006 and again in 2008, the Audit Committee reviewed and further amended its charter. The Audit Committee charter, as amended in 2008, can be found as Appendix I of the Corporation's 2008 Annual Information Form dated March 27, 2009.

Additional Information	Additional information about the Audit Committee can be found under the heading "Audit Committee Information" in the 2008 Annual Information Form dated March 27, 2009.
Committee Tasks
In accordance with its Charter, the Audit Committee is required to perform the following work:
Review Procedures:
•   reviewing and reassessing the adequacy of its charter at least annually and to submit the charter to the Board for approval;
•   reviewing the Corporation's annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;
•   annually, in consultation with management, external auditors, and the external appointed actuary, considering the integrity of the Corporation's financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management's responses;
•   reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee's view to the Board;
•   reviewing the Corporation's quarterly financial results and related documents prior to the release of earnings and/or the Corporation's quarterly financial statements prior to filing and consideration by the full Board;
External Auditors and Actuaries
•   reviewing the independence and performance of the external auditors and actuaries and annually recommending the appointment of the external auditors and actuaries or approving any discharge of external auditors or actuaries when circumstances warrant;

• approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;
•   reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors' independence;
•   reviewing the external auditors' audit plan - discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;
•   prior to releasing the year-end earnings, discussing the results of the audit with the external auditors and external actuaries; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;
•   considering the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in the Corporation's financial reporting;
•   considering the external actuary's judgment about appropriateness of management's selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation's year-end financial statements;
Internal Audit and Legal Compliance
•   reviewing significant internal audit reports together with management's response and following-up these reports;
•   reviewing at least annually with the Corporation's counsel any legal matters that could have a significant impact on the Corporation's financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;
Other Audit Committee Tasks Completed
•   annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;
•   establishing, reviewing, and updating periodically the Corporation's Code of Business Conduct and Ethics and the supplemental Code of Ethics for Senior Officers and ensuring that management maintains a system to enforce these Codes;
•   reviewing financial and accounting personnel succession planning within the Corporation; and
•   annually reviewing a summary of directors' and officers' related party transactions and potential conflicts of interest.

Related Party Transactions
In 2008, the Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. For 2008, the Committee determined that there were no related party transactions that required disclosure under any securities laws. other than: (i) legal services rendered by Cassels Brock & Blackwell LLP, a law firm. J. Brian Reeve, a director of the Corporation, is a partner of that firm; and (ii) legal services rendered by Fogler, Rubinoff LLP, a law firm. Michael S. Slan, the Secretary of the Corporation, is a partner of that firm.

100% Independent
The Audit Committee's charter requires all Committee members to satisfy the applicable independence requirements of the NYSE Provisions, Canadian Securities Administrators Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") and all other regulatory requirements.  The Board determined that each member of the Audit Committee in 2008 was independent.

Composition	During the fiscal year ended December 31, 2008, the Committee was comprised of: David H. Atkins (Chair), Thomas Di Giacomo, F. Michael Walsh and Walter E. Farnam.
Financial Literacy and Audit Committee Financial Experts
The Board has determined that each of David H. Atkins, Thomas Di Giacomo, F. Michael Walsh and Walter E. Farnam met the financial literacy requirements of MI 52-110 and the NYSE Provisions.
The Board has determined that Mr. Atkins is an "audit committee financial expert" as contemplated by the NYSE Provisions.

2009 Changes to the Composition of the Committee
On February 19, 2009, J. Peter Eccleton and Larry G. Swets, Jr. were appointed to the Audit Committee. The Board determined that each of Messrs. Eccleton and Swets, Jr. are independent. In addition, the Board has determined that each of Messrs. Eccleton and Swets, Jr. meet the financial literacy requirements of MI 52-110 and the NYSE Provisions. The Board determined that Mr. Eccleton is an "audit committee financial expert" as contemplated by the NYSE Provisions.
Messrs. Atkins, Di Giacomo, Eccleton and Walsh are not standing for re-election as directors of the Corporation at the Meeting.

Approval	This report has been approved by the members of the Audit Committee.

REPORT OF THE COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE
Under its charter, the Compensation and Management Resources Committee's primary duties and responsibilities are:
•   to assist the Board in discharging its responsibilities in respect of compensation of the Corporation's executive officers, including setting salary and annual bonus levels for the Corporation's senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;
•   to produce an annual report for inclusion in the Corporation's information circular on executive compensation;
•   to provide recommendations to the Board in connection with directors' compensation; and
•   to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

Charter	In 2002, the Compensation and Management Resources Committee formally adopted its charter. This charter was reviewed and amended in 2004, 2006 and 2008.
Committee Tasks
In accordance with its Charter, the Compensation and Management Resources Committee is required to perform the following work:
•   developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer's compensation based on this evaluation, and producing an annual report on executive compensation, including the Compensation Discussion & Analysis, for inclusion in the Corporation's management information circular, in accordance with applicable rules and regulations;
•   reviewing the annual performance evaluations of the Chief Executive Officer, the Chief Financial Officer, the Chief Administrative Officer and the Chief Strategy Officer of the Corporation;
•   making recommendations to the Board with respect to (i) incentive-compensation plans and equity-based plans, (ii) establishing criteria for the granting of options to the Corporation's officers and other employees and reviewing and (iii) the granting of options in accordance with such criteria;
•   developing plans for managerial succession of the Corporation;
•   reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and
•   reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

Compensation Discussion and Analysis
The Compensation and Management Resources Committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") with management and has recommended to the Board that the CD&A be included in this Circular.

100% Independent
The Compensation and Management Resources Committee's charter requires all Committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201 and other regulatory requirements. The Board determined that each member of the Compensation and Management Resources Committee in 2008 was independent.

Composition	During the fiscal year ended December 31, 2008, the Committee was comprised of: Walter E. Farnam (Chair), John L. Beamish, Thomas Di Giacomo and Robert T.E. Gillespie.
2009 Changes to the Composition of the Committee
On January 8, 2009, Mr. Beamish resigned as a member of the Compensation and Management Resources Committee, on February 9, 2009, Mr. Gillespie resigned as a member of the Compensation and Management Resources Committee and on February 19, 2009, Mr. Di Giacomo resigned as a member of the Compensation and Management Resources Committee. On February 19, 2009, J. Brian Reeve and Spencer L. Schneider were appointed to the Committee.

Approval	This report has been approved by the members of the Compensation and Management Resources Committee.

REPORT OF THE NOMINATING COMMITTEE
The Nominating Committee was established in November 2001 by the Corporation. Under its charter, the Nominating Committee's primary duties and responsibilities are:
•identifying individuals qualified to become Board members and recommending that the Board select director nominees each year for the next annual meeting of the Corporation's stockholders; and
•ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced "independent" directors.

Charter	In 2003, the Nominating Committee adopted a formal charter which was reviewed and amended in 2006.
Committee Tasks
In accordance with its Charter, the Nominating Committee is required to perform the following work:
•   developing policies on the size and composition of the Board;
•   reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;
•   conducting a performance evaluation of the individual directors and of the Board and its Committees on an annual basis;
•   annually recommending nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation's shareholders;
•   making recommendations to the Board relating to composition of Board committees;
•   making recommendations with respect to the composition and size of boards of directors of the Corporation's subsidiaries;
•   advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;
•   maintaining an orientation program for new directors and a continuing education program for all directors; and
•   annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

Director Performance Evaluations
The Chair of the Nominating Committee conducted the performance evaluation of the individual directors, the Board and its Committees in accordance with the Board Evaluation Process outlined on Schedule "A" to this Circular.

100% Independent
The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201, the NYSE Provisions and other regulatory requirements. The Board determined that each member of the Nominating Committee in 2008 was independent.

Composition	During the fiscal year ended December 31, 2008, the Committee was comprised of: F. Michael Walsh (Chair), David H. Atkins, J. Brian Reeve and John F. (Jack) Sullivan.
2009 Changes to the Composition of the Committee
On February 10, 2009, Mr. Walsh resigned as a member of the Nominating Committee and Spencer L. Schneider was appointed in his place. On March 6, 2009, Mr. Atkins resigned as a member of the Nominating Committee.

Approval	This report has been approved by the members of the Nominating Committee.

REPORT OF THE INVESTMENT COMMITTEE
Under its charter, the Investment Committee's primary duties and responsibilities are:
•   to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;
•   to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;
•   to provide recommendations to the Board in connection with the hiring of external managers;
•   to meet with and monitor the performance of external managers; and
•   to produce an annual report for inclusion in the Corporation's information circular

Charter	In 2003, the Investment Committee adopted a formal charter.
Committee Tasks
In accordance with its Charter, the Investment Committee is required to perform the following work:
•   developing and reviewing the investment policies and guidelines from time to time;
•   reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;
•   reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation's subsidiaries and any external managers;
•   monitoring the performance of external investment managers;
•   making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;
•   making recommendations to the Board with respect to the appointment of new external investment managers;
•   making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and
•   preparing a report for inclusion in the Corporation's information circular.

Majority Independence
Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements set out in the regulatory requirements. The Board determined that in 2008, a majority of the members of the Investment Committee were independent.

Meetings with Investment Managers	During 2008, the Investment Committee met with the investment managers retained by the Corporation on four occasions and reviewed reports provided by such investment managers on a more frequent basis.
Composition
During the fiscal year ended December 31, 2008, the Committee was comprised of:
Thomas Di Giacomo (Chair), W. Shaun Jackson, F. Michael Walsh and John F. (Jack) Sullivan. Mr. Jackson was appointed to the Investment Committee on May 8, 2008.

2009 Changes to the Composition of the Committee	On January 7, 2009 Mr. Jackson resigned as a member of the Investment Committee. Messrs. Di Giacomo and Walsh are not standing for re-election as directors of the Corporation at the Meeting.
Approval	This report has been approved by the members of the Investment Committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Discussion & Analysis

Named Executive Officers for 2008

The term "Named Executive Officers", as defined in National Instrument Form 51-102F6 - "Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008)" ("Form 51-102F6"), means the individuals who were, at December 31, 2008, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of the Corporation whose total compensation (as determined in accordance with the Form 51-102F6) was, individually, in excess of $150,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of total compensation paid to such individuals in the fiscal year 2008 starting January 1, 2008 and ending December 31, 2008.

The following individuals, holding the respective positions set forth opposite their names, are the Named Executive Officers for 2008:

Name	Title
W. Shaun Jackson	President and Chief Executive Officer of the Corporation
Shelly Gobin	Senior Vice President and Chief Financial Officer of the Corporation
Colin Simpson (1)	Senior Vice President and Chief Strategy Officer of the Corporation
Scott Wollney (2)	President and Chief Executive Officer of Lincoln General Insurance Company
John McGlynn	President and Chief Executive Officer of Kingsway General Insurance Company

(1) Mr. Simpson was appointed as the Senior Vice President and Chief Strategy Officer of the Corporation on May 8, 2008. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire and Casualty Insurance Company ("York Fire"), a former subsidiary of the Corporation, culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until September 30, 2008. On February 9, 2009, Mr. Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Corporation.

(2) Prior to May 6, 2008, Mr. Wollney's position within the Corporation was that of President of Avalon Risk Management, Inc. ("Avalon"), a subsidiary of the Corporation.

As at December 31, 2008, Scott Wollney's and John McGlynn's principal occupations within the Corporation are those of the President and Chief Executive Officer of Lincoln General Insurance Company ("Lincoln General"), a subsidiary of the Corporation, and President and Chief Executive Officer of Kingsway General Insurance Company ("Kingsway General"), also a subsidiary of the Corporation, respectively. In May, 2008, both Messrs. Wollney and McGlynn were appointed to the Corporation's newly formed Executive Leadership Team, being a group of senior officers of the Corporation and its subsidiaries, who have a mandate to  set the direction and approve the priorities of operational activities of the Corporation to ensure they align with the strategic vision and value statements of the Corporation and identify market opportunities and their priority.

As noted above, the term "Named Executive Officers" means the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of the Corporation whose total compensation (as determined in accordance with the Form 51-102F6) was, individually, in excess of $150,000 per annum. National Instrument 51-102 defines an "executive officer" as, among other things, an individual who performs a policy-making function in respect of the Corporation. In the opinion of the Compensation and Management Resources Committee and the Board, Messrs. Wollney and McGlynn, in their roles as members of the Executive Leadership Team, perform policy-making functions in respect of the Corporation, and as such, are executive officers of the Corporation for the purposes of determining the Corporation's Named Executive Officers.

Objectives of the Corporation's Executive Compensation Programs

The Corporation's executive compensation programs are intended to provide an appropriate overall compensation package that will permit the Corporation to:

•	Attract and retain highly qualified and experienced senior executive officers; and

•	Encourage superior performance by the Corporation through the alignment of the financial interest of each of the Corporation's senior executive officer's with that of the Corporation.

The Corporation's compensation policies are intended to motivate its executive officers to achieve results based upon the Corporation's overall financial results, the financial results of the specific subsidiary at which such individuals  are employed (if such individuals are not employed by the Corporation as the parent holding company), as well as a component based upon achievement of personal goals which have been established in consultation with the Compensation and Management Resources Committee.

Elements of the Corporation's Executive Officer Compensation Programs

The executive compensation programs are comprised of the following three components:

1.           Base salary;

2.
Non-equity incentives - consisting of an annual cash bonus linked to performance of the Corporation (and the financial results of the specific subsidiary at which such individuals are employed, if such individuals are not employed by the Corporation as the parent holding company); and

3.           Equity incentives - Long-term incentives in the form of stock options.

In addition, executive officers are entitled to the benefits that all employees of the Corporation and its subsidiaries are entitled to participate in, including the employee share purchase plan.

The Corporation does not maintain a pension plan for the benefit of its executive officers and this is a factor in determining overall compensation.

What the Corporation's Executive Officer Compensation Programs are Designed to Award

The Corporation's executive compensation programs are designed to award the Named Executive Officers for each of their personal achievements in each fiscal year, as well as the Corporation's overall achievement in such fiscal year and, where applicable, the achievement of the Corporation's subsidiary.

Two of the Named Executive Officers were primarily employed as Presidents of insurance subsidiaries in 2008. Accordingly, the executive compensation program for such Named Executive Officers takes into account the combined operating ratio of the particular insurance subsidiary and is modified by the return on equity of the Corporation's holding company.

Compensation Element	How it is paid	What compensation element is designed to award	Why the Corporation chooses to pay the compensation element
Base Salary	Cash	• Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution from each executive.	• Some portion of compensation should be in a form that is fixed and liquid.
Non-equity incentive - Annual cash bonus	Cash	• Recognizes contribution to business segment and overall performance of the Corporation by each Named Executive Officer.
•  Incentivize the Named Executive Officers to attain particular objectives that the Compensation and Management Resources Committee believes are consistent with the overall goals set for the Corporation as determined by the Board.
•  Directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the attainment of the individual's personal goals for the year.

Equity-incentive - Stock options	Stock options	• Rewards contribution to the long-term performance of the Corporation and demonstrated potential for future contributions.
•   A portion of each Named Executive Officer's compensation should be in the form of equity awards - equity awards serve to align the long term interests of Named Executive Officers and the Corporation's shareholders as a result of the fact that the availability (vesting) of the award is dependent upon continued employment and the value of each award is dependant upon the stock market's perception of the Corporation's performance.
•   Develop the interest and incentivize the Named Executive Officers in the Corporation's growth and development by giving an opportunity to purchase Common Shares at a price equal to the market price immediately prior to the effective date of the grant thereby increasing the ability of the Corporation to attract and retain skilled and motivated individuals.
•   Stock option grants are tied to the individual's contribution in a year to the overall performance of the Corporation and, if applicable, the performance of the particular subsidiary at which the individual is employed.

Other Elements		Objectives
Employee Share Purchase Plan
•  Align executive interest with shareholder interests by incentivizing executives to own shares of the Corporation.
•  Non-dilutive in nature - the shares purchased under the Employee Share Purchase Plan are purchased on the open market and not from treasury.

How the Corporation determines the amount of Compensation

Determining Compensation

The Compensation and Management Resources Committee has responsibility for approving the compensation program for the Named Executive Officers. The Compensation and Management Resources Committee acts in accordance with its charter and in conjunction with the Board. During the most recently completed financial year, the Compensation and Management Resources Committee was composed of Walter E. Farnam (Chair), John L. Beamish, Thomas Di Giacomo and Robert T.E. Gillespie, all of whom are independent. None of the members of the Committee is an executive officer of the Corporation.

The fact that the Corporation does not maintain a pension plan for the benefit of its executive officers is a factor in determining base salary.

The manner in which the Corporation determines the amount of each element of the executive compensation programs is discussed below. Except for the input of the President and Chief Executive Officer, the Named Executive Officers do not play a role in determining the amount of executive compensation paid to them. W. Shaun Jackson, who is a Named Executive Officer and was a member of the Board in 2008, was not a member of the Compensation and Management Resources Committee during such year and recused himself from any decisions made by the Board regarding all components of his compensation. Mr. Jackson provides recommendations with respect to each of the other Named Executive Officers in connection with each component of their compensation. The other Named Executive Officers have input with respect to compensation paid to all employees of the Corporation, or a subsidiary of the Corporation, as applicable, reporting directly or indirectly to them.

Other than as set out below, from January 1, 2009 to March 16, 2009, the Corporation has not taken any new actions, decisions or policies that could affect a reasonable person's understanding of each of the Named Executive Officer's compensation for the fiscal year ended December 31, 2008:

•
In February 2009, the Board determined that no stock options would be awarded to the directors of the Corporation. Colin Simpson was awarded 65,000 stock options on March 5, 2009 pursuant to the terms of an employment agreement entered into between the Corporation and Mr. Simpson. The 65,000 stock options awarded to Mr. Simpson pursuant to the Stock Option Plan (as defined herein were) at an exercise price of $1.90. Such options vest equally on the 1st, 2nd and 3rd anniversary of the effective date of grant

•
Messrs. Wollney and McGlynn were awarded 20,000 and 10,000 stock options respectively on March 5, 2009. The exercise price of these options is $10.03 in each case. Such options vest equally on the 1st, 2nd and 3rd anniversary of the effective date of the grant.

Base Salary

The base salary for each Named Executive Officer for 2008 is set out on the Summary Compensation Table on page 35 of this Circular. The base salary for each Named Executive Officer is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness. The market assessment is based primarily on a review of compensation practices for Peer Group companies for comparable positions, taking into consideration the size, complexity and incumbent experience.

In 2005, the Committee engaged Mercer Human Resource Consulting ("Mercer") to gather information and opine on the Corporation's compensation practices versus comparable businesses for senior executive compensation. Mercer was paid a fee of $42,381 in connection with such services. Based in part on the recommendations of Mercer, the Compensation and Management Resources Committee and the Board established the salary of the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and each Named Executive Officer for the 2006 fiscal year. In 2007 and 2008, the Compensation and Management Resources Committee and the Board worked together to determine the salary for the President and Chief Executive Officer, the Senior Vice-President and Chief Financial Officer and each Named Executive Officer by adjusting their respective salaries pursuant to a market adjustment rate (reflected as a percentage increase). In 2008, additional adjustments were made to the salaries of Messrs. Jackson, Simpson and Wollney and for Ms. Gobin pursuant to their respective change of position within the Corporation (or in the case of Mr. Wollney, a subsidiary of the Corporation).

On December 17, 2008, the Corporation announced that the Board had approved management's recommendation to impose a salary freeze for the Named Executive Officers for 2009. As such, the Named Executive Officers shall receive the same base salary in 2009 as the one received for 2008, except in the case of Mr. Simpson pursuant to the terms of an employment agreement entered into between the Corporation and Mr. Simpson.

Cash Bonus

The Corporation maintains performance-based cash bonus incentive plans for the Named Executive Officers and other senior officers of the Corporation and its subsidiaries. There are separate cash bonus incentive plans within the Corporation depending on the executive officer's position within the Corporation or a subsidiary of the Corporation. With respect to the Named Executive Officers for 2008, the President and Chief Executive Officer is compensated pursuant to one cash bonus incentive plan (the "KFS Incentive Compensation Plan - HC Plan 1"), the Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Strategy Officer are compensated pursuant to a second cash bonus incentive plan (the "KFS Incentive Compensation Plan - HC Plan 2") and the President of Lincoln General and the President of Kingsway General are compensated pursuant to a third cash bonus incentive plan (the "KFS Incentive Compensation Plan - (Sub) Plan 4"). In May 2008, the Board approved amendments to the KFS Incentive Compensation Plan - (Sub) Plan 4 for the purpose of creating a retention arrangement for Mr. Wollney.

On December 17, 2008, the Corporation announced that the Board had approved management's recommendation not to pay any bonuses for the fiscal year ended December 31, 2008 irrespective of the cash bonus incentive plan applicable to the Named Executive Officers, except for exceptional performance and for Mr. Wollney. Except for Mr. Wollney's bonus arrangement described below, no Named Executive Officers received a cash bonus for the fiscal year ended December 31, 2008.

A.	KFS Incentive Compensation Plan - HC Plan 1 and KFS Incentive Compensation Plan - HC Plan 2

The following commentary on each component of the KFS Incentive Compensation - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2 explains how the cash bonus would be determined under such plans for 2008. As noted above, no cash bonus was paid to Messrs. Jackson, Simpson or Ms. Gobin in 2008.

The KFS Incentive Compensation Plan - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2 are each determined as follows:

Bonus Available					X	Return on Equity Weighing	+	Achievement of Personal Goals Weighing	=	Total Annual Cash Bonus
Base Salary	x	KFS ROE Bonus Scale	x	KFS ROE Modifier

The KFS ROE Bonus Scale and the KFS ROE Modifier are based on the Corporation's Return on Equity. The Corporation's Return on Equity is determined as per the Corporation's audited annual financial statements, prepared in accordance with Canadian General Accepted Accounting Principles ("GAAP").

Under the KFS Incentive Compensation Plan - HC Plan 1, the KFS ROE Bonus Scale component ranges between 55% of the President and Chief Executive Officer's base salary if Return on Equity is 12% in the year with respect to which a bonus is being awarded and increases on a sliding scale to a maximum of 175% if Return on Equity is 20%.

Under the KFS Incentive Compensation Plan - HC Plan 2, the KFS ROE Bonus Scale ranges between 20% of base salary if Return on Equity is 12% in the year with respect to which a bonus is being awarded and increases on a sliding scale to a maximum of 115% if Return on Equity is 20% for that year.

Under both the KFS Incentive Compensation Plan - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2, the KFS ROE Modifier is equal to 100% if Return on Equity is between 12% and 20%.

The Compensation and Management Resources Committee may make recommendations to the Board, which has discretion to award bonuses if Return on Equity is less than 12% in the year with respect to which the bonus is being rewarded, or more than 20% in the year with respect to which the bonus is being rewarded in respect of the KFS Incentive Compensation Plan - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2.

Under both the KFS Incentive Compensation Plan - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2, Return on Equity Weighing is 70%. Achievement of Business Goals Weighing is 30% multiplied by the achievement of the applicable Named Executive Officer's business goals.

The Compensation and Management Resources Committee reviews and approves the personal goals for the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Chief Strategy Officer and their relative weighting and reviews such personal goals and relative weighting on a quarterly basis. The Compensation and Management Resources Committee approves the achievement of each Named Executive Officer's personal goals. The personal goals and their relative weight for the Named Executive Officers subject to the KFS Incentive Compensation Plan - HC Plan 1 and the KFS Incentive Compensation Plan - HC Plan 2 for 2008 are set forth below:

Name and Position	2008 Goals	Relative Weight
W. Shaun Jackson President and Chief Executive Officer	• Strategy and operational results for key subsidiaries	10/30
	• Strategic Renewal Plan and Organizational Restructure	8/30
	• Leadership Profile	6/30
	• Organization and Leadership Development	6/30
30/30
Shelly Gobin Senior Vice-President and Chief Financial Officer	• Strategic Planning	6/30
	• Leadership Profile	6/30
	• Debt Financing and Capital Management	5/30
	• Investor Relations	5/30
	• Financial/Investment Responsibilities	4/30
	• Audit/Actuarial Responsibilities	4/30
30/30
Colin Simpson Senior Vice President and Chief Strategy Officer	• Corporation and subsidiary strategy	5/30
	• Strategic Renewal Plan and Organizational Restructure	15/30
	• Continue to serve as President and Chief Executive Officer of York Fire, until disposition	5/30
	• Organization and Leadership Development	5/30
30/30

(1)  Ms. Gobin was appointed as the Vice President and Chief Financial Officer of the Corporation effective January 1, 2008. Ms. Gobin was appointed as the Senior Vice President and Chief Financial Officer of the Corporation on May 8, 2008.

(2)  Mr. Simpson was appointed as the Senior Vice President and Chief Strategy Officer of the Corporation on May 8, 2008. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until September 30, 2008. On February 9, 2009, Mr. Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Corporation.

B.           KFS Incentive Compensation Plan - (Sub) 4

The following commentary on each component of the KFS Incentive Compensation Plan - (Sub) 4 explains how bonuses would be determined for the Named Executive Officers subject to such plan in 2008. Except as set out below, no cash bonuses were paid to Messrs. Wollney and McGlynn

The KFS Incentive Compensation Plan - (Sub) 4 is calculated as follows:

Bonus Earned									+	Profit Contribution			=	Total Annual Cash Bonus
Bonus Available					X	Weighted Combined Ratio	+	Weighted Achievement of Business Goals		Bonus Available	X	Weighted Year-Over-Year Profit Contribution
Base Salary	X	Combined Ratio Bonus Scale Factor	X	Return on Equity Group Modifier

The total payout to any Named Executive Officers under the KFS Incentive Compensation Plan - (Sub) 4  may not exceed 10% of their respective subsidiary's most recent 3 Year Average Underwriting Profit. The Compensation and Management Resources Committee has the authority to modify the terms of the KFS Incentive Compensation Plan - (Sub) 4  to ensure consistent and equitable application of the plan, where, for example, an employee has not been in the applicable position for the entire year. In addition, the Compensation and Management Resources Committee has discretionary authority to increase or decrease the KFS Incentive Compensation Plan - (Sub) 4, subject to approval of the Board.

I.           Bonus Earned

Determining Bonus Earned begins with determining the Bonus Available. Bonus Available is determined by multiplying the applicable Named Executive Officer's base salary by their applicable subsidiary's Combined Ratio Bonus Scale Factor and by the applicable Return on Equity Group Modifier.

The Combined Ratio Bonus Scale Factor is based on the applicable subsidiary's 3 Year Average Combined Ratio, which is calculated pursuant to such subsidiary's annual audited financial statements, determined in accordance with GAAP. For 2008, the 3 Year Average Combined Ratio for each of Kingsway General and Lincoln General was 101% and 118% respectively. The Combined Ratio Bonus Scale Factor ranges between 20% of each such Named Executive Officer's salary if the 3 Year Average Combined Ratio is 99% and increases on a sliding scale to a maximum of 100% of such individual's base salary if the 3 Year Average Combined Ratio is 91% or less.

The Return on Equity Group Modifier ranges between 63% of each such Named Executive Officer's base salary if Return on Equity is 12% and increases on a sliding scale to a maximum of 85% of such individual's base salary if Return on Equity is 15% or greater. If Return on Equity is below 12%, or if the applicable subsidiary's Combined Ratio is above 100%, the Compensation and Management Resources Committee has discretion to increase or decrease bonuses, as applicable, outside the parameters of the KFS Incentive Compensation Plan - (Sub) 4, subject to Board approval.

Bonus Earned is then determined by multiplying the applicable Named Executive Officer's Bonus Available by the sum of weighted Combined Ratio and such individual's weighted achievement of business goals, expressed as a percentage. For the KFS Incentive Compensation Plan - (Sub) 4, Weighted Combined Ratio is equal to 60% and achievement of the business goals weighting for each Named Executive Officer who is a President of a subsidiary of the Corporation is equal to their achievement of such business goals (expressed as a percentage) multiplied by 40%.

Each year, the Board reviews and approves each of the Corporation's subsidiary's business plan and budget which form the applicable President's business goals for the year. Senior management provides recommendations to the Compensation and Management Resources Committee. Messrs. Wollney and McGlynn's goals for 2008 are set out below:

Name and Position	2008 Goals
Scott Wollney President and Chief Executive Officer, Lincoln General Insurance Company (1)	• Identify key issues and opportunities at Lincoln General
• Triage critical areas of concern operationally
• Identify underperforming programs, implement corrective action or terminate
• Establish effective infrastructure for future success
• Reorganize Lincoln General around new infrastructure plan
• Develop and implement collaborative processes in key areas
• Address compliance concerns and proactively open dialogue with Departments of Insurance key states for Lincoln General
• Establish formal strategic plan for 2009
• Align company goals in support of plan
John McGlynn President and Chief Executive Officer, Kingsway General Insurance Company	• Achieve improved expense and loss ratios
• Profitable sales growth in selected areas
• Process change and IT enhancements
• Work with HR to improve ability to attract and retain qualified staff
• Maintain effective claims handling and conservative, accurate reserving
(1) Prior to May 6, 2008, Mr. Wollney's position within the Corporation was that of President of Avalon Risk Management Inc., a subsidiary of the  Corporation.

II.           Profit Contribution Bonus

Profit Contribution Bonus is calculated by multiplying the applicable Named Executive Officer's Bonus Available (as determined above) by a percentage of Bonus Available between 0% and 40%, where the Year Over year Profit Contribution is between 0% and 35% or greater. Year-over-Year Profit Contribution measures each subsidiary's underwriting profit and is determined pursuant to each subsidiary's annual audited financial statements determined in accordance with GAAP.

The weighted year-over-year Profit Contribution Bonus ranges between 0% of each subsidiary if such subsidiary's year-over-year Profit Contribution is negative or equivalent to prior year and increases on a sliding scale to a maximum of 40% if such subsidiary's year-over-year Profit Contribution is greater than 35%.

III.           Recent Changes to the Subsidiary Executive Bonus Plan for Lincoln General

In May 2008, the Board approved amendments to the KFS Incentive Compensation Plan - (Sub) 4 for certain executives at Lincoln General, including Scott Wollney, the President and Chief Executive Officer of Lincoln General and a Named Executive Officer. Such amendment was made to ignore the Q1 2008 and prior results for Lincoln General mainly as a result of the fact that it was appropriate that Mr. Wollney not be adversely impacted by moving to an unprofitable business unit. Mr. Wollney was guaranteed a bonus for 2008 only in a minimum amount of 25% of his base salary modified by his achievement of personal goals, if he remains with KFSI until March 2009. All other aspects of the KFS Incentive Compensation Plan - (Sub) 4 applicable for Scott Wollney remain unchanged

Stock Options

Long-term incentives in the form of stock options are granted to executive officers pursuant to the Corporation's Amended and Restated Stock Option Plan (the "Stock Option Plan"). The text of the Stock Option Plan can be found in Schedule "C" of the Corporation's 2007 Management Information Circular dated March 16, 2007 available on SEDAR at www.sedar.com.  The decision to grant, and the determination of the number of stock options granted, to the Named Executive Officers in respect of 2008 is determined by the Board based on the recommendations of the Compensation and Management Resources Committee. The purpose of the Stock Option Plan is to grant options to purchase shares to officers and key employees of the Corporation. The Corporation's objective is to attract, retain and motivate officers and key persons within the Corporation and to align their interests with those of the shareholders while providing an opportunity to increase their proprietary interest in the Corporation.   The Board has the authority to determine which Eligible Persons are granted Options and restricts these grants to those with the responsibility level and ability to affect the overall performance of their department or the Corporation at large. Awards are granted on a discretionary basis as recommended by the Compensation and Management Resources Committee and approved by the Board of Directors based on an Eligible Persons position and level of authority.

The Board has generally followed a practice of making all option grants to its executive officers during the first quarter of each year. For the last 5 years, the Compensation and Management Resources Committee has granted these annual awards at its regularly scheduled meeting in February. As such, the value of option based awards set out in the Summary Compensation Table and in the Incentive Plan Awards sections below relate to those stock options awarded in February 2008.

For additional information concerning stock option grants to executive officers and the Stock Option Plan, see section entitled "Executive Compensation - Compensation Discussion & Analysis - Option-based Awards" on pages 32 and 33 of this Circular and " Executive Compensation - Incentive Plan Awards" on page 38 of this Circular.

Employee Share Purchase Plan

The Corporation's employee share purchase plan provides an opportunity for all full-time or regular part-time employees working 20 hours or more per week to participate in its ownership. Under the employee share purchase plan, an employee may contribute between to 1% and 5% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Corporation from the payroll of the given participant and paid over to a custodian for the account of such participant. The custodian, for and on behalf of each participant, purchases the Common Shares on the open market at the then current trading price of the Common Shares. The Corporation matches the employee's contribution at a rate of 50% and assumes all administrative costs associated with the employee share purchase plan.

Perquisites

The Named Executive Officers do not receive any perquisites or personal benefits other than those available to all employees within the Corporation and its subsidiaries. Such perquisites include medical, dental and disability insurance.

The Corporation's Executive Compensation Programs within the Context of the Corporation's Overall Compensation Objectives

The Corporation's executive compensation programs (and each element thereof) are consistent with the overall compensation objectives of the Corporation.

Recent Changes to the Executive Compensation Programs

As noted above, on December 17, 2008, the Corporation announced that the Board approved management's recommendation to put the executive compensation program (other than stock options) on hold, except for the retention bonus for Mr. Wollney described above. This is reflected in a nil cash bonus being awarded to the Named Executive Officers for 2008 and a freeze on salary increases for the Named Executive Officers in 2009 except for Mr. Simpson who entered into an employment contract upon being appointed Chief Operating Officer.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2004 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years. Dividends paid starting in 2005 on common shares of the Corporation are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.  The graph shows market values as at various year-ends, so that there is no necessary correlation between the trends, if any, shown in that graph and our executive compensation, which is determined as described above.

Relative Market Performance
January 1, 2003 - December 31, 2008

Cumulative returns ($)	2003	2004	2005	2006	2007	2008
KFS	100.0	130.1	162.5	170.0	85.4	47.4
S&P/TSX Composite	100.0	114.5	142.1	166.6	183.0	122.6
S&P/TSX Composite (Property and Casualty Insurance)	100.0	130.4	159.5	144.4	112.3	92.7

Option-based Awards

The Board administers the Stock Option Plan and the grant of option-based awards to the Named Executive Officers and other executive officers of the Corporation. Subject to the terms of the Stock Option Plan, the Board has the authority to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements, subject to requirements of applicable regulatory authorities. The Stock Option Plan permits the Board to grant options for the purchase of Common Shares for a term of up to 5 years. The total number of Common Shares reserved for issuance under the Stock Option Plan may not exceed 4,800,000 Common Shares. As of December 31, 2008, 1,210,387 Common Shares were reserved for issuance pursuant to the Stock Option Plan. The number of Common Shares granted to any one person is determined at the discretion of the Board, provided that in the case of any one person, the aggregate number of Common Shares reserved for issuance may not exceed 5% of the Common Shares outstanding at the time of the grant.

In accordance with the provisions of the Stock Option Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board, entered into by the Corporation and each option holder. Under the Stock Option Plan, the exercise price shall not be lower than the closing price on the TSX on the last business day preceding the effective date of the grant. In the event of the death or disability of the option holder, the option may be exercised up to the earlier of the expiration date of the option or the date which is the 3rd anniversary of the date of death or long term disability of the Optionee.

The Stock Option Plan may be amended by the Board, subject to approval of the shareholders as well as the TSX and the NYSE, and subject to compliance with applicable legislation.

The Board has generally followed a practice of making all option grants to its executive officers during the first quarter of each year. For the last 5 years, the Compensation and Management Resources Committee has granted these annual awards at its regularly scheduled meeting in February. Stock options awarded in February 2008 are set out under the Section entitled "Executive Compensation - Compensation Discussion & Analysis - How the Corporation determines the amount of Compensation - Stock Options on page 32 and 34 of this Circular and "Executive Compensation - Incentive Plan Awards" on page 38 of this Circular.

While the bulk of the Corporation's stock option granted to Named Executive Officers and other executive officers of the Corporation have historically been made pursuant to the Corporation's annual grant program, the Committee retains the discretion to make additional awards to the Named Executive Officers and other executive officers at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. Such grants are referred to as ''ad hoc'' awards.

Other than the President and Chief Executive Officer, the Named Executive Officers do not have a role in setting or amending any grant of stock options under the Stock Option Plan. W. Shaun Jackson, the President and Chief Executive Officer and a member of the Board in 2008, recused himself from any decisions made by the Board regarding the stock option grants to himself. Mr. Jackson does provide a recommendation to the Compensation and Management Resources Committee with respect to stock option grants for other Named Executive Officers and other senior officers. The recommendation of the Compensation and Management Resources Committee is then reviewed by the Board, who has the ultimate authority to authorize stock option grants.

The previous grant of stock options is not taken into account when considering new grants of stock options to executive officers.

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with Form 51-102F6, sets forth all compensation paid to those individuals who are the Named Executive Officers in 2008 for the fiscal year ended December 31, 2008.

For compensation related to previous years, please refer to the Corporation's Management Information Circulars filed with the Canadian Securities Commissions and available on SEDAR at www.sedar.com.

Name and Principal Position	Year	Salary ($)	Share-based awards (1) ($)	Option-based awards (2) (3) ($)	Non-equity incentive plan compensation ($)		Pension Value (5) ($)	All other compensation (6) ($)	Total compensation ($)
					Annual incentive	Long-term incentive plans (4)
W. Shaun Jackson President and Chief Executive Officer	2008	609,756	NIL	202,345	NIL	NIL	NIL	1,532	813,633
Shelly Gobin Senior Vice President and Chief Financial Officer (7)	2008	259,798	NIL	40,469	NIL	NIL	NIL	1,072	301,339
Colin Simpson Senior Vice President and Chief Strategy Officer (8)	2008	206,510	NIL	26,979	NIL	NIL	NIL	1,379	234,868
Scott Wollney President and Chief Executive Officer, Lincoln General Insurance Company (9)	2008	236,673	NIL	54,289	65,000	NIL	NIL	480	356,442
John McGlynn President and Chief Executive Officer, Kingsway General Insurance Company	2008	224,033	NIL	26,979	NIL	NIL	NIL	1,532	252,544

(1)	As of December 31, 2008, the Corporation had not granted any share-based awards.

(2)
The value of option based awards is based on the grant date fair value of the award. See narrative description below for an explanation of the methodology used to calculate the dollar amount of option based awards.

(3)
The value of option based awards relates to those stock options granted in February 2008. Such options were awarded to the Named Executive Officers by the Board based on the recommendations of the Compensation and Management Resources Committee for the performance of such Named Executive Officers in 2007.

(4)	As of December 31, 2008, the Corporation had not adopted any long term incentive plans.

(5)	As of December 31, 2008, the Corporation had not adopted a pension plan.

(6)	For an explanation of "All Other Compensation" see the narrative section below.

(7)	Ms. Gobin was appointed as the Senior Vice President and Chief Financial Officer of the Corporation on May 8, 2008.

(8)
Mr. Simpson was appointed as the Senior Vice President and Chief Strategy Officer of the Corporation on May 8, 2008. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until September 30, 2008. On February 9, 2009, Mr. Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Corporation.

(9)	Prior to May 6, 2008, Mr. Wollney's position within the Corporation was that of President of Avalon, a subsidiary of the Corporation.

Summary Compensation Table for Named Executive Officers - Narrative Description

The option based awards are comprised of awards under the Stock Option Plan described herein. It is the Board's policy to award options to vest equally on the 1st, 2nd and 3rd anniversary of the effective date of grant. Option based awards are awarded at the closing price for Corporation's shares on the day prior to the effective date of the grant.

With respect to "All Other Compensation" we have included the insurance premiums paid by the Corporation for personal insurance during the covered financial year on behalf of each Named Executive Officer.

Currencies

Amounts reported in the Executive Compensation Section are in US dollars, the same currency that the Corporation uses in its financial statements. The base salary of each Named Executive Officer, other than Scott Wollney, is paid in Canadian dollars. For the Named Executive Officers who receives their base salary in Canadian dollars, the figures under the heading "Salary" are disclosed based on an exchange rate of $1.066.

Officers Who Also Act as Directors

W. Shaun Jackson, the President and Chief Executive Officer of the Corporation, was a member of the Board in 2008. It is the policy of the Corporation that compensation only be paid to directors who are non-employee directors. Accordingly, Mr. Jackson did not receive any compensation for his role as a member of the Board.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

Name and Principal Position	Option-based Awards (1)				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
W. Shaun Jackson President and Chief Executive Officer	75,000	13.47	Feb 20, 2013	NIL	NIL	NIL
Shelly Gobin Senior Vice President and Chief Financial Officer (4)	15,000	13.47	Feb 20, 2013	NIL	NIL	NIL
Colin Simpson Senior Vice President and Chief Strategy Officer (5)	10,000	13.47	Feb 20, 2013	NIL	NIL	NIL
Scott Wollney President and Chief Executive Officer, Lincoln General Insurance Company (6)	10,000 12,000	13.47 9.84	Feb 20, 2013 May 12, 2013	NIL	NIL	NIL
John McGlynn President and Chie Executive Officer, Kingsway General Insurance Company	10,000	13.47	Feb 12, 2013	NIL	NIL	NIL

(1)
The option based awards relate to those stock options awarded in February 2008. Such options were awarded to the Named Executive Officers by the Board based on the recommendations of the Compensation and Management Resources Committee.

(2)	As of December 31, 2008, the Corporation had not granted any share-based awards.

(3)
The value of unexercised in-the-money options is based on the difference between the market value of the Common Shares underlying the options as at December 31, 2008 and the exercise price of the option.

(4)	Ms. Gobin was appointed as the Senior Vice President and Chief Financial Officer of the Corporation on May 8, 2008.

(5)
Mr. Simpson was appointed as the Senior Vice President and Chief Strategy Officer of the Corporation on May 8, 2008. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until September 30, 2008. On February 9, 2009, Mr. Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Corporation.

(6)	Prior to May 6, 2008, Mr. Wollney's position within the Corporation was that of President of Avalon, a subsidiary of the Corporation.

Incentive Plan Awards - Value Vested or Earned During the Year

Name and Principal Position	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year (1) ($)	Non-equity incentive plan compensation - value earned during the year ($)
W. Shaun Jackson President and Chief Executive Officer	NIL	NIL	NIL
Shelly Gobin Senior Vice President and Chief Financial Officer (2)	NIL	NIL	NIL
Colin Simpson Senior Vice President and Chief Strategy Officer (3)	NIL	NIL	NIL
Scott Wollney President and Chief Executive Officer, Lincoln General Insurance Company (4)	NIL	NIL	$65,000
John McGlynn President and Chief Executive Officer, Kingsway General Insurance Company	NIL	NIL	NIL

(1)	As of December 31, 2008, the Corporation had not granted any share-based awards.

(2)	Ms. Gobin was appointed as the Senior Vice President and Chief Financial Officer of the Corporation on May 8, 2008.

(3)
Mr. Simpson was appointed as the Senior Vice President and Chief Strategy Officer of the Corporation on May 8, 2008. Prior thereto, Mr. Simpson held a variety of senior positions with York Fire culminating in his appointment as the President and Chief Executive Officer of York Fire in July, 2007, a position he held until September 30, 2008. On February 9, 2009, Mr. Simpson was appointed as the Senior Vice President and Chief Operating Officer of the Corporation.

(4)              Prior to May 6, 2008, Mr. Wollney's position within the Corporation was that of President of Avalon, a subsidiary of the Corporation.

Incentive Plan Awards - Narrative Description

Awards granted during the year vest equally on the 1st, 2nd and 3rd anniversary of the effective day of the grant. The terms of the Stock Option Plan provide that in the event an individual is no longer employed by the Corporation or one of its subsidiaries, all unvested awards terminate and are of no further effect after a period of time which varies between 30 days to 1 year depending on the circumstances surrounding the cessation of employment subject, in certain circumstances to the exercise of discretion by the President to extend the time for exercise of such options to the later of the 3rd anniversary of the event giving rise to the cessation of employment or the date the options otherwise expire.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the Named Executive Officers has a Change of Control Agreement that provides for a severance payment to be paid to such Named Executive Officer in the event that:

•
there is a "Change of Control" of the Corporation. "Change of Control" is defined in each of the Named Executive Officers' respective Change of Control Agreements as the acquisition of greater than 20% of the issued and outstanding Common Shares of the Corporation; and

•
such Named Executive Officers' employment with the Corporation is terminated within 90 days prior or within 2 years from a Change of Control. Termination for the purposes of the Change of Control Agreement includes a termination for good reason. Termination for good reason includes any action that materially diminishes the employee's compensation, benefits, authority, duties, title or status within the Corporation or moves the employee's work location more than 80 kilometres from their current work location.

In such event, the applicable Named Executive Officer is entitled to a lump sum payment based upon his or her base salary, benefits and the non-equity incentive plan compensation entitlements to which the Named Executive Officer is otherwise entitled. For the President and Chief Executive Officer, this award is the equivalent of 36 months base salary, the deemed achievement of a Return on Equity of 15% under the non-equity incentive plan and 100% of the Employee's personal goals for such period. The same formula applies with respect to the other Named Executive Officers except that the base salary payment is based on 24 months. In both cases, the Named Executive Officer has agreed to non-competition covenants for a period of 12 months.  Pursuant to the terms of the Stock Option Plan, all unvested stock options terminate 90 days after a deemed "Change of Control".

 The events that constitute a "Change of Control" in the Change of Control Agreements were selected because such events are similar to those found in change of control agreements for executive officers in similar positions.

In addition to the Change of Control Agreements, pursuant to the terms of their employment, each of Messrs. Jackson and Simpson and Ms. Gobin has an entitlement to severance in the event of termination of employment by the Corporation. Termination without cause for these purposes includes a termination for good reason and includes any action that materially diminishes the employee's compensation, benefits, authority, duties, title or status within the Corporation or moves the employee's work location more than 80 kilometres from their current work location. In such event, the executive officer is entitled to a lump sum payment based upon his or her base salary, benefits and the non-equity incentive plan compensation entitlements to which the executive officer is otherwise entitled. For the President and Chief Executive Officer, this award is the equivalent of 24 months base salary, the deemed achievement of a Return on Equity of 15% under the non-equity incentive plan and 100% of the executive officer's personal goals for such period. The same formula applies with respect to the Senior Vice-President and Chief Financial Officer and the Senior Vice President and Chief Strategy Officer except that the payment is based on 18 months. In 2009, this was increased to twenty-one months in the case of Mr. Simpson pursuant to his employment contract entered into when he became Chief Operating Officer. Mr. Jackson has a non-competition covenant of 12 months duration and Ms. Gobin and Mr. Simpson have a non-competition covenant of 9 months duration.  Pursuant to the terms of the Stock Option Plan, all unvested stock options terminate 90 days after termination of employment without cause.

Director Compensation

Director Compensation Table for 2008

Name (1)	Fees earned ($)	Share-based awards (2) ($)	Option-based awards (3) (4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David H. Atkins (5)	147,858	17,500	14,380	NIL	NIL	-	179,738
John L. Beamish (6)	81,000	17,500	14,380	NIL	NIL	-	112,880
Thomas A. Di Giacomo	72,000	38,000	14,380	NIL	NIL	-	124,380
Walter E. Farnam	124,267	17,500	14,380	NIL	NIL	-	156,147
Robert T.E. Gillespie (7)	61,000	17,500	14,380	NIL	NIL	-	92,880
J. Brian Reeve	41,820	80,500	20,132	NIL	NIL	-	142,452
John F. (Jack) Sullivan	86,422	58,500	14,380	NIL	NIL	-	159,302
F. Michael Walsh (8)	193,000	17,500	14,380	NIL	NIL	-	224,880

(1)
W. Shaun Jackson was elected to the Board on May 8, 2008 and is not considered to be an independent director as he is also the President and Chief Executive Officer of the Corporation. The Corporation only remunerates members of the Board who are independent and accordingly, Mr Jackson did not receive any remuneration in his role as a member of the Board in 2008. Mr. Jackson resigned as a member of the Board on January 7, 2009.

(2)
The value of share based awards is based on the grant date fair value of the award. See narrative description below for an explanation of the methodology used to calculate the dollar amount of Option-based awards.

(3)
The value of option based awards is based on the grant date fair value of the award. See Section entitled "Executive Compensation - Summary Compensation Table - Narrative Description" of this Circular for an explanation of the methodology used to calculate the dollar amount of option based awards.

(4)	The value of options based awards relates to those stock options granted in February 2008.

(5)	Mr. Atkins was elected as the Non-Executive Chairman of the Board on January 14, 2009.

(6)	Mr. Beamish resigned from the Board on January 8, 2009.

(7)	Mr. Gillespie resigned as resigned from the Board on February 19, 2009.

(8)	Mr. Walsh resigned as Non-Executive Chairman of the Board on January 13, 2009.

Director Compensation Table - Narrative Description

Remuneration of Directors

The Corporation's director compensation program is designed to (i) attract and retain the most qualified people to serve on the Board and its committees; (ii) align the interests of the directors with the interests of the Corporation's shareholders, and (iii) provide appropriate compensation for the risks and responsibilities to being an effective director. Only non-employee directors of the Board are remunerated for serving as directors of the Corporation.

Non-employee directors are compensated pursuant to Director Fees and stock options awarded pursuant to the Stock Option Plan.

The disclosure of dollar amounts paid to directors in the Director Compensation Table and the Narrative Description are in Canadian dollars.

Director Fees

Members of the Board receive compensation in the form of retainers for being members of the Board, a chairman of a committee of the Board and for sitting on the board of subsidiaries of the Corporation. In addition, members of the Board receive Board and committee meeting attendance fees, including for meetings of subsidiaries of the Corporation. The retainers and the meeting fees are paid in the currency of the director's country of residence and for 2008 are set out below:

Description of Fee	Amount
Annual Director retainer	$35,000 (2)
Non-executive chairman additional retainer	$100,000
Board meeting fee:	• $2,000 per meeting if attended in person • $1,500 per meeting if attended telephonically
Committee meeting fee:	• $2,000 per meeting if attended in person • $1,500 per meeting if attended telephonically
Committee Chair retainers
Nominating	$6,000
Compensation and Management Resources	$6,000
Investment	$6,000
Audit Committee	$15,000
Additional retainer for handling matters pertaining to the Stilwell Group (3)	$25,000
Annual Director Retainer for non-management directors sitting on boards of subsidiaries:	• $5,000
Board meeting Fees for outside directors sitting on boards of subsidiaries:	• $2,000 per meeting if attended in person • $1,500 per meeting if attended telephonically
Committee meeting fee for outside directors sitting on committees of subsidiaries	• $1,000 per meeting if attended in person or telephonically

 (1) During the fiscal year ended December 31, 2008, there were 9 directors (8 non-employee directors and 1 management director). Director's compensation is only paid to non-employee directors.

(2) Commencing February 2008, the Board approved a policy whereby a minimum of 50% of the annual director retainer is to be paid to directors in Deferred Share Units.

(3) An additional retainer was paid to J. Brian Reeve for acting as the lead director in respect of matters in connection with the requisition for a Special Meeting of Shareholders by Joseph Stilwell and his associates, which meeting was subsequently cancelled.

The total compensation amount of retainer and meeting fees paid to directors of the Corporation who were not employees of the Corporation for the year ended December 31, 2008 was $1,071,867, as follows:

	Kingsway Financial Services Inc.				Subsidiaries
Director	Board Retainer	Board Meeting Fee	Committee Chair Retainer	Committee Meeting Fee	Additional Retainers	Board Retainer	Board Meeting Fee	Committee Chair Retainer	Committee Meeting Fee	Total Compensation
David H. Atkins	$35,000	$30,000	$15,000	$21,500	$ -	$20,330	$32,528	$-	$11,000	$165,358
John L. Beamish	35,000	21,000	-	9,500	-	10,000	16,000	-	7,000	98,500
Thomas A. Di Giacomo	35,000	22,000	6,000	31,000	-	5,000	7,000	-	4,000	110,000
Walter E. Farnam	35,000	25,000	6,000	23,000	-	17,589	26,650	-	8,528	141,767
J. Brian Reeve	35,000	20,000	-	33,000	-	10,330	13,396	-	10,594	122,320
John F. (Jack) Sullivan	35,000	23,500	-	15,000	-	26,650	44,772	-	-	144,922
F. Michael Walsh	35,000	40,000	6,000	29,500	100,000	-	-	-	-	210,500
Robert T.E. Gillespie	35,000	21,000	-	9,500	-	5,000	8,000	-	-	78,500
TOTAL:	$280,000	$202,500	$33,000	$172,000	$100,000	$94,899	$148,346	$-	$41,122	$1,071,867

Deferred Share Units

Effective February 15, 2008, with a view to aligning the directors' compensation with the interests of shareholders, the Board adopted a deferred share unit plan for all non-management directors (the "DSU Plan"). Under the terms of the DSU Plan, not less than 50% of a non-management director's annual retainer from KFSI must be paid in deferred share units (each a "Deferred Share Unit" and collectively, "Deferred Share Units"). Non-management directors have the option to receive up to 100% of their annual retainer and meetings fees from KFSI in Deferred Share Units. The DSU Plan also permits the granting of Deferred Share Units to directors at the discretion of the Board.

A Deferred Share Unit is an amount owed by the Corporation to directors having the same value as one Common Share, but it is not paid out until after the director leaves the Board, thereby providing an ongoing equity stake in the Corporation through the director's period of Board service. Payment of Deferred Share Units will be in cash.

The allocation of director fees for 2008 in cash and DSUs is set forth below:

Name	In Cash ($)	In DSUs (1) ($)	Total ($)
David H. Atkins	$147,858	$17,500	165,358
John L. Beamish	81,000	17,500	98,500
Thomas A. Di Giacomo	72,000	38,000	110,000
Walter E. Farnam	124,267	17,500	141,767
J. Brian Reeve	41,820	80,500	122,320
John F. (Jack) Sullivan	86,422	58,500	144,922
F. Michael Walsh	193,000	17,500	210,500
Robert T.E. Gillespie	61,000	17,500	78,500
(1) Based on the grant date fair value of the award.

Director Share and DSU Ownership Policy

The Board believes that the economic interests of directors should be aligned with those of the shareholders of the Corporation. To achieve this, all non-employee directors are required to own not less than 5,000 Common Shares and/or DSUs on or before the third anniversary of their election or appointment as a director. The number of Common Shares and/or DSUs owned by each individual director who is nominated for election as a director of the Corporation at the Meeting is set out in this Circular in the Section entitled "Particulars of Matters to be Acted Upon - Election of Directors". In 2008, the non-employee directors of the Corporation held, in the aggregate, the following number of Common Shares and DSUs:

Common Shares held by Non-Employee Directors (#) (a)	Value of Common Shares held by Non-Employee Directors (1) ($) (b)	DSUs held by Non-Employee Directors (#) (c)	Value of DSUs held by Non-Employee Directors(1) ($) (d)	Total (a) + (c) (#)	Total (b) + (d) ($)
152,410	981,520	32,327	208,186	184,737	1,189,706
(1) Based on the closing price of the Common Shares on the TSX as of December 31, 2008:  $6.44.

Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation

The Corporation has adopted a policy whereby non-employee directors of the Corporation receive options to acquire Common Shares of the Corporation annually pursuant to the terms and conditions of the Stock Option Plan. The number of options a director who is not an employee may receive, up to a maximum of 5,000 per annum, is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee.

The Board has generally followed a practice of making all option grants to directors of the Corporation during the first quarter of each year based on the previous year's performance. For the last 5 years, these annual awards have taken place in February when the financial results for the previous fiscal year are known. As such, the value of option based awards reported in the Direction Compensation Table relate to those stock options awarded in February 2008 to the directors of the Corporation based on performance of the directors and the Corporation in 2007. In February 2008, in the aggregate, a total of 40,000 options (being 5,000 per director multiplied by 8 non-employee directors) were issued to all of the members of the Board.

In February 2009, the Board determined that no stock options would be awarded to the directors of the Corporation in respect of the performance of the directors and the Corporation in 2008.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,326,839	17.97	1,210,387
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,326,839	17.97	1,210,387

Indebtedness of Directors and Officers

No director or senior officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, at any time during the year ended December 31, 2008.

Directors' and Officers' Insurance

The Corporation has directors' liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $1,260,142 no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to $100 million per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims if made for claims by any director or officer.

Interests of Informed Persons and Others in Material Transactions

No director, senior officer or person who is a proposed nominee for election as a director of the Corporation, and no associate or affiliate of any such director, senior officer or proposed nominee, nor, to the best knowledge of the directors and senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Normal Course Issuer Bid

The board of directors voted at its meeting held on November 2, 2006 to commence a normal course issuer bid to repurchase up to 2,800,000 Common Shares of the Corporation, being approximately five percent (5%) of the total number of Common Shares then outstanding. Purchases were eligible to commence on November 9, 2006 and were required to end no later than November 8, 2007. Between November 9, 2006 and December 31, 2006, the Corporation repurchased 242,200 Common Shares at a total cost of $5,922,337. Between January 1, 2007 and November 8, 2007, the Corporation repurchased 321,400 Common Shares at a total cost of $7,090,945. All of these Common Shares have been cancelled.

The board of directors voted at its meeting held on November 8, 2007 to commence a normal course issuer bid to repurchase up to 2,780,000 Common Shares of the Corporation, being approximately five percent (5%) of the total number of Common Shares then outstanding. Purchases were eligible to commence on November 13, 2007 and were required to end no later than November 12, 2008. Between November 13, 2007 and December 31, 2007, the Corporation repurchased 123,700 Common Shares at a total cost of $1,988,488. Between January 1, 2008 and November 11, 2008, the Corporation repurchased 468,200 Common Shares at a total cost of $5,241,194. All of these common shares have been cancelled.

The board of directors voted at its meeting held on November 7, 2008 to commence a normal course issuer bid to repurchase up to 2,753,426 Common Shares of the Corporation, being approximately five percent (5%) of the total number of Common Shares then outstanding. Purchases were eligible to commence on December 2, 2008 and must end no later than December 1, 2009. Between December 2, 2008 and March 16, 2009, the Corporation did not repurchase any Common Shares. Shareholders may obtain a copy of the notice of intention to commence a normal course issuer bid, without charge, by contacting our secretary, Michael Slan at  (416) 864-9700.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis for fiscal year ended December 31, 2008, and additional information relating to the Corporation is on SEDAR at www.sedar.com. If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)
the comparative financial statements of the Corporation for the fiscal year ended December 31, 2008 together with the accompanying report of the auditors thereon and the interim financial statements of the Corporation for the periods subsequent to December 31, 2008 and Management's Discussion and Analysis with respect thereto; or

(c)	this proxy circular

please send your request to

Kingsway Financial Services Inc.
c/o Michael Slan, Fogler Rubinoff LLP
95 Wellington Street West
Suite 1200,
Toronto-Dominion Centre
Toronto, Ontario   M5J 2Z9

DATED at Toronto, Ontario this 16th day of March, 2009.

By Order of the Board of Directors

David Atkins

Non-Executive Chairman of the Board

SCHEDULE "A"

Corporate Governance Procedures

The Canadian securities regulatory authorities have adopted National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201"), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 ("SOX") as well as the NYSE new listing standards and corporate governance requirements (the "NYSE Provisions") require similar disclosure.

In February, 2007, the Board approved a written mandate, which is attached as Schedule "B" to this Management Information Circular. The Board subsequently approved the written mandate in February, 2008. Set out below is a summary of the principal responsibilities and duties of the Board.

Overview of Corporate Governance Practices

Assumption of Responsibilities by the Board of Directors

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters. These charters are reviewed annually. A report on the activities of each committee during 2008 is included on pages 19 to 25 of this Circular.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provide the opportunity for directors to give constructive feedback to management.

In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation's assessment and management of such risks. The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation's underwriting disciplines, investment strategies, reserving practices, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation's internal controls and disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation's internal control over financial reporting.

In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, website, briefing sessions, group meetings and industry conferences.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at meetings of the Audit Committee, the Compensation and Management Resources Committee and the Board regarding the performance of senior management. Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items changes depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time. The section entitled "Directors Attendance" sets out the attendance record of each director nominee for all Board meetings and committee meetings during the fiscal year ended December 31, 2008.

-A1-

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also required each of the Board committees to adopt a written charter approved by the Board, as well as set out a minimum number of committee meetings.

In 2004, the Board explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, to ensure that the corporate financial reporting practices of the Corporation comply with the requirements of the Canadian Securities Administrators, the NYSE Provisions and all other securities law requirements.

Composition of the Board of Directors

NI 58-101 defines an "independent director" as one who has no direct or indirect material relationship with the Corporation. It further defines a "material relationship" as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member's independent judgment. This Circular adopts such definitions.

NP 58-201 states that the board of directors of every corporation should have a majority of independent directors. In 2008, nine individuals sat on the Board. Eight of the nine such directors were independent. This determination was made by the directors after reviewing the direct and indirect relationships between the independent directors and the Corporation in light of NI 58-101 and the NYSE Provisions. In the case of Mr. Reeve, it was determined that fees paid to the law firm in which he is a partner would not constitute a "material relationship" which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individuals' independent judgment. The only director who was not independent in 2008 was W. Shaun Jackson. Mr. Jackson was not considered to be independent as he was and is the President and Chief Executive Officer of the Corporation. Mr. Jackson resigned as a member of the Board on January 7, 2008. All nine nominees for the Board in 2009 are considered to be independent.

Name of Nominee	Independence Status of Director Nominee
	Management	Independent	Not Independent	Reason for Non-Independent Status
David H. Atkins (1)		✓
John L. Beamish (2)		✓
Thomas A. Di Giacomo (1)		✓
Peter Eccleton(1)		✓
Walter E. Farnam		✓
J. Brian Reeve		✓
John F. (Jack) Sullivan		✓
F. Michael Walsh (1)		✓
Robert T.E. Gillespie (3)		✓
W. Shaun Jackson (4)	✓		✓	Mr. Jackson is President and Chief Executive Officer of the Corporation
(1)  Messrs. Atkins, Di Giacomo, Eccleton and Walsh are not standing for re-election as directors of the Corporation at the Meeting.
(2)  On January 8, 2009, Mr. Beamish resigned from the Board.
(3)  On February 9, 2009, Mr. Gillespie resigned from the Board.
(4)  Mr. Jackson was elected as a director of the Corporation by the shareholders on May 8, 2008. On January 7, 2009, Mr. Jackson resigned as a member of the Board.

-A2-

At each regularly scheduled directors meeting the independent directors meet in a session at which non-independent directors and members of management are not in attendance. Similarly, at each Audit Committee meeting, in camera sessions are held without the presence of management.

On May 8, 2008, the Board appointed F. Michael Walsh, formerly the Lead Director of the Board, as the Non-Executive Chairman of the Board. The position of Lead Director was subsequently terminated. On January 13, 2009, Mr. Walsh resigned as the Non-Executive Chairman of the Board and David H. Atkins was appointed as the Non-Executive Chairman of the Board. Mr. Atkins is not standing for re-election as a director of the Corporation at the Meeting. The Chair's responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chief Executive Officer and the Board, procedures to govern the Board's performance. Further, the Chair ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Chair, with the Chair of the Nominating Committee, is responsible for obtaining peer reviews and director evaluations of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively. The Chair chairs all Board meetings, including the Board meetings at which only non-management directors are present.

The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors make a valuable contribution to the Board and the Corporation. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

See "Particulars of Matters to be Acted Upon - Election of Directors" for biographies of the other nominated members to the Board at the Meeting.

Committees

In 2008, the Board had four committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee. The Board committees, other than the Investment Committee, are composed solely of independent directors in accordance with NI 58-101, NP 58-201 and the NYSE Provisions. The composition, mandate and activities of the Audit Committee, the Compensation and Management Resources Committee, the Nominating Committee and the Investment Committee are set out under "Statement of Corporate Governance Practices - Reports of Board Committees" of this Circular. The composition of each committee during the fiscal year ended December 31, 2008, is set forth below.

Director	Board Committees
	Audit Committee	Compensation Committee	Nominating Committee	Investment Committee
David H. Atkins	Chair		✓
John L. Beamish		✓
Thomas A. Di Giacomo	✓	✓		Chair
Walter E. Farnam	✓	Chair
J. Brian Reeve			✓
John F. (Jack) Sullivan			✓	✓
F. Michael Walsh	✓		Chair	✓
Robert T.E. Gillespie		✓
W. Shaun Jackson	Not independent director			✓

Position Descriptions

The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management, including the President and Chief Executive Officer. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval. See above under "Composition of the Board Of Directors" for the position description for the Chairman of the Board.

-A3-

Director Orientation and Continuing Education

In accordance with NI 58-101 and NP 58-201, new directors are provided with details of the Corporation's organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation's operations.

In accordance with NI 58-101 and NP 58-201, the Corporation has established a process to provide an orientation and education program for new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

Board Functioning and Independence

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation's business and management's expectations and planned actions in respect thereto. In 2009, a special committee of the Board was established to assist in assessing the Corporation's ongoing capital requirements.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfill its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review related party transactions and balances.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team in achieving the Corporation's strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet at each regularly scheduled board meeting and as otherwise determined by the independent directors without management present. The Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee. The Compensation and Management Resources Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet at each quarterly Audit Committee Meeting and at least annually with the Corporation's internal and external auditors without management present. The number of Board and Committee meetings without members of management, including in camera sessions, is set forth below.

Board / Committee	Number of Meetings	Meetings Without Management
Board	12	12
Audit	7	7
Compensation and Management Resources	6	Nil
Nominating	5	Nil
Investment	4	Nil

The Board has implemented a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an advisor.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provide for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

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Board Evaluation Process

Commencing in 2002, the Board implemented a board evaluation and peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members. This process was expanded in 2004 to include evaluations of the effectiveness of individual committees and the performance of the Chair and Lead Director. An explanation of the peer review process, conducted by means of a lengthy questionnaire, follows.

Performance Components

1. Overall Board Performance: All directors assess the overall performance and effectiveness of the Board.

2. Individual Committee Assessment:  All members of each committee evaluate how well each committee is operating. All members of the Board evaluate and comment on their perception of the overall effectiveness of the committees.

3. Board Chair Assessment:  All directors assess and comment on the discharge of the duties by the Board Chair.

4. Individual Committee Chair Assessments:  All members of each committee are asked to assess and comment on the discharge of the duties of each committee chair.

5. Individual Peer Assessment:  Directors are asked to comment on the contributions of their peers in light of several parameters, including evidence of meeting preparation, meaningful and knowledgeable contribution, understanding of financial statements and other performance indices, and communication skills.

Reporting and Follow-through

The Nominating Committee Chair provides the results of peer rankings and reports to the Board with respect to the results and possible improvements that the Board may implement.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals which can be found on the Corporation's website at www.kingsway-financial.com.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation's policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation's governance program is consistent with NI 58-101, NP 58-201 and the NYSE Provisions.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets standards for ethical behaviour throughout the organization. The Code of Business Conduct and Ethics was updated in 2008.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

In February, 2004, in accordance with the NYSE Provisions, the Board also adopted a separate Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and other senior financial executives. This code was also reviewed and updated in 2008. Both this document and the Code of Business Conduct and Ethics can be found on the Corporation's website at www.kingsway-financial.com.

Each quarter, all employees of the Corporation and its subsidiaries are required to report all breaches of the Code of Ethics to the Corporate Internal Audit Department. Annually, each director is required to make similar disclosure.

-A5-

Whistleblower Policy

In December 2004, the Board adopted a Whistleblower Policy and delegated to the Audit Committee the responsibility of investigating and resolving all reported complaints made pursuant to the policy. The Whistleblower Policy was amended in 2008 and can be found on the Corporation's website at www.kingsway-financial.com.

-A6-

SCHEDULE "B"

Mandate of the Board of Directors

1.	General

The Board of Directors (the "Board") either directly or through board committees is responsible for the management or supervision of the management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The Board believes that sound corporate governance is essential to the well-being of the Corporation, and the promotion and protection of its interests.

The Board has adopted this mandate, which reflects the Corporation's commitment to high standards of corporate governance, to assist the Board in supervising the management of the business and affairs of the Corporation as required under applicable law and the rules and regulations of the stock exchanges upon which the Corporation's stock is listed. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls. The Board believes that the Corporation is best served by a Board of Directors which functions independently of management and is informed and engaged.

The Board has explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, on such changes to corporate governance policies as it deems appropriate in light of the Corporation's needs and legal and regulatory developments. These recommendations are reviewed and considered by the Board.

2.	Board Composition

(a)	Board Membership Criteria

The Nominating Committee of the Board is responsible for establishing the skills and competencies that the Board considers to be necessary for the Board as a whole to possess. The Nominating Committee is also responsible for reviewing the competencies and skills that the Board considers each existing director to possess, and the competencies and skills of each new candidate for the Board. It annually recommends nominees to the Board for nomination at the annual meeting of the Corporation's shareholders. The Board seeks members from diverse professional backgrounds, who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors are considered based upon contributions they can make and must have sufficient time to carry out their duties, and not assume other obligations which would materially interfere or be incompatible with board membership.

(b)	Director Independence

A majority of the directors shall satisfy the independence requirements of the Toronto Stock Exchange and other regulatory authorities. The Board will determine whether a director is an independent director within the meaning of each of Multilateral Instrument 52-110 and the listing standards of the New York Stock Exchange as the same are amended or replaced from time to time.

The Board will review the independence of all directors on an annual basis and its determinations will be disclosed in the management information circular relating to the annual meeting of the Corporation. To facilitate this review, directors will be asked to provide full information regarding their business and other relationships with the Corporation, its affiliates and with senior management and their affiliates. Directors have an obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board's determination as to their independence.

(c)	Board Size

The Board considers eight (8) to eleven (11) members as the optimum size for effective decision making and committee work given the size and scope of the Corporation's operations.

(d)	Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one (1) year. The Board does not favor term limits for directors as a forced retirement may deprive the Corporation, and its shareholders, of the contributions of members that have been able to develop valuable insights into the Corporation, its strategy and business operations. Management directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation. The Corporation's Chief Executive Officer may, provided the Board on an annual basis approves, continue to serve as a director after his or her resignation or retirement.
-B1-

(e)	Service on other Boards

The Board believes that the Corporation can benefit from the experience and insight its members may gain from serving as a director, or in other similar positions for other public companies, government agencies or other entities. In agreeing to assume such roles however, members of the Board must ensure that their commitments do not create inherent conflicts of interest or interfere with their ability to fulfill their duties as members of the Board. The directors must also be mindful of the number of other public company boards and committees on which they serve to ensure that they are able to devote the necessary time to the performance of their duties for the Corporation. Upon accepting an appointment to the Board or a similar position with another public company, a director must advise the Chair of the Nominating Committee.

(f)	Directors Duties and Responsibilities

Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Directors must exercise the degree of care and diligence that a reasonably prudent person would exercise in comparable circumstances. To fulfill this responsibility, each director is expected to:

•
develop and maintain a understanding of the operations of the Corporation, its financial position, objectives and performance, as well as the Corporation's performance relative to its principal competitors;

•	prepare for each meeting including reviewing meeting materials distributed in advance;

•	actively and constructively participate in meetings, of the Board and committees of which he or she is a member; and

•	engage in continuing education programs for directors as appropriate.

(g)	Directors Shareholdings

To align the interest of directors with those of the Corporation's shareholders, the Board has passed a resolution which establishes that it is the Corporation's policy for each director to own, while he or she is an incumbent director, not less than 5,000 shares and/or deferred share units of the Corporation commencing on the third anniversary of such individual's election as a director of the Corporation.

3.	Board Duties and Responsibilities

In fulfilling its mandate, the Board is, among other things, responsible for the following matters:

(a)	Management Oversight

The Board is responsible for the supervision of the management of the business and affairs of the Corporation. The Board, as permitted by applicable law, delegates to senior management the responsibility for the day-to-day operations of the Corporation. The Board will, on the advice of the Compensation and Management Resources Committee, establish and maintain a position description for the Chief Executive Officer and other senior managers.

(b)	Strategic Plan

The approval and assessment of the Strategic Plan and major prospective decisions proposed by management. In furtherance of this obligation the Board will:

•
adopt a Strategic Planning Process and review and approve on an ongoing basis a Business Plan developed by management, which includes realistic goals and takes into account the opportunities and risks of the Corporation's business;

•
approve business and operational policies within which management will operate in relation to acquisitions and dispositions, capital expenditure, public disclosure, finance and investment, risk management, human resources, internal controls over financial reporting, disclosure controls and management information systems;

-B2-

•	review and adopt corporate and management performance targets consistent with the Corporation's strategic plans;

•
consider whether or not management has a system in place to identify the principle risks facing the Corporation and its business and that appropriate procedures are in place to monitor and mitigate such risks where appropriate; and

•	consider whether or not management has adopted processes to comply with applicable legal, regulatory, corporate securities and other compliance matters.

(c)	Financial Reporting and Management

•	review the report of the Audit Committee, which has primary carriage of such matters;

•	approve the Corporation's annual and interim financial statements and related management's discussion and analysis;

•	review and oversee the integrity of the Corporation with respect to its applicable audit, accounting and financial reporting matters;

•	review the integrity of the Company's internal controls over financial reporting and management information systems;

•	approve annual operating and capital budgets; and

•	review operating and financial performance results relative to established strategies, plans, budgets and objectives.

(d)	Disclosure

The Board will satisfy itself that appropriate policies and procedures are established regarding public disclosure communications and insider trading. The Board will review from time to time the determinations of the Disclosure Policy Committee established to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The Board will ensure that such policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Board will also establish policies aimed at:

•
monitoring internal controls relating to news releases and other public disclosures made by or on behalf of the Corporation to ensure that they are in accordance with applicable disclosure policies, and comply with legal and regulatory requirements;

•	informing all directors, officers and other employees of the Corporation about their obligation to preserve the confidentiality of undisclosed material information about the Corporation; and

•	informing all directors, officers and other employees about prohibitions about illegal insider trading and tipping under applicable law and stock exchange rules.

(e)	Corporate Governance

The Board will, with the advice of the Audit Committee or where applicable, the Compensation and Management Resources Committee:

•	review and update corporate governance standards from time to time;

•	establish committees and approve their respective charters;

•	establish policies and procedures for limiting the authority delegated to each committee and to members of management;

•	establish appropriate processes for the regular evaluation of the effectiveness of the Board and its committees, individual directors, the lead director, if any, and the Chief Executive Officer;

•	develop clear position descriptions for the Chair of the Board and Chief Executive Officer;

-B3-

•	approve the nomination of directors on the advice of the Nominating Committee;

•	review the adequacy and form of directors compensation to confirm that it realistically reflects the responsibilities and risk involved in being a director; and

•	provide an opportunity for the independent directors to meet separately at each regularly scheduled Board meeting and at such other times as is appropriate.

(f)	Succession Planning and Compensation of Senior Management

In fulfilling its responsibilities the Board is responsible, on the advice of the Compensation and Management Resources Committee, for the appointment and supervision of the Chief Executive Officer and other members of senior management, and the establishment of their compensation.

(g)	Other Matters

Notwithstanding the delegation to management of the authority to manage the business of the Corporation, the Board must approve the following:

•	any material departure from an established strategy or budget or corporate policy approved by the Board;

•	the entering into of any agreement or transaction the performance of which is material to the Corporation;

•	any public offering of securities by the Corporation; and

•	such other matters as the Board may from time to time determine require its approval.

-B4-